ADITYA BIRLA GROUP

RECEIVED
2007 DEC 27 A
OFFICE OF INTERNATIONAL CORPORATE FINANCE

22nd December, 2007

U.S. Securities and Exchange Commission
Office of International Corporation Finance
Division of Corporation Finance
100 F Street, N.E.
Washington D.C.20549

07028767

**Re : Aditya Birla Nuvo Limited / SEC File No.82-34979 Rule 12g3-2(b) Submission**

PROCESSED
DEC 3 1 2007
THOMSON
FINANCIAL

SUPPL

**Sub : Result of Postal Ballot**

Ladies and Gentlemen :

This letter supplements our prior correspondence with respect to Aditya Birla Nuvo Limited, a limited company incorporated under the laws of India (the "Company").

Pursuant to Rule 12g3-2(b) (the "Rule") promulgated under the Securities Exchange Act of 1934, as amended (the "Act"), enclosed please find one copy of the following document :

[Regulatory Announcement of the Company dated 09.04.2007]

The Company is providing the enclosed information and documents in reliance upon (i) paragraph (b)(4) of the Rule to the effect that such information and documents are not deemed "filed" with the Commission or otherwise subject to the liabilities under Section 18 of the Act and (ii) paragraph (b)(5) of the Rule to the effect that the furnishing of such information and documents shall not constitute an admission for any purpose that the Company is subject to the Act.

Very truly yours,
For **ADITYA BIRLA NUVO LIMITED**

**Devendra Bhandari**
**Company Secretary**

Encls : a/a.

**FILE NO : 82-34979**

U.S.Securities and Exchange Commission
Office of International Corporation Finance
Division of Corporation Finance
100 F Street, N.E.
Washington D.C.20549

Dear Sirs,

**Sub : Result of Postal Ballot**

Enclosed please find copy of the result of voting conducted through Postal Ballot announced today in relation to the approval of the Ordinary Resolutions under section 198, 269, 309 and 310 of the Companies Act, 1956 authorizing the Chairman / Board to revise the remuneration of Managing / Whole-Time Directors of the Company w.e.f 1st July, 2007 within the limits specified in the respective resolutions.

The above is for your information and record.

Thanking you,

Yours faithfully,
For **ADITYA BIRLA NUVO LIMITED**

**Devendra Bhandari**
**Company Secretary**

Encl : a/a

**Corporate Finance Division : ADITYA BIRLA NUVO LTD.**
A-4, Aditya Birla Centre, S.K. Ahire Marg, Worli, Mumbai 400 030. Tel: 91-22-6652 5000 / 2499 5000 Fax: 91-22-6652 5821 / 2499 5821 E-mail: nuvocfd@adityabirla.com
Registered Office : Indian Rayon Compound, Veraval - 362 266, Gujarat . Website : www.adityabirlanuvo.co.in / www.adityabirla.com

ADITYA BIRLA GROUP

## Result of Postal Ballot

Result of the voting conducted through Postal Ballot on the following resolutions :

**Item No.1** Ordinary Resolution under Section 198,269, 309 and 310 of the Companies Act, 1956 to revise the remuneration of Mr. K.K. Maheshwari, Whole-Time Director of the Company.

**Item No.2** Ordinary Resolution under Section 198,269, 309 and 310 of the Companies Act, 1956 to revise the remuneration of Mr. Vikram Rao, Whole -time Director of the Company.

**Item No.3** Ordinary Resolution under Section 198,269, 309 and 310 of the Companies Act, 1956 to revise the remuneration of Dr. Bharat K. Singh, Managing Director of the Company.

**Item No.4** Ordinary Resolution under Section 198,269, 309 and 310 of the Companies Act, 1956 to revise the remuneration of Mr. Rakesh Jain, Whole-Time Director of the Company.

**Item No.5** Ordinary Resolution under Section 198,269, 309 and 310 of the Companies Act, 1956 to revise the remuneration of Mr. Adesh Gupta, Whole-Time Director of the Company.

| Particulars | Item No.1 | Item No.2 | Item No.3 | Item No.4 | Item No.5 |
|---|---|---|---|---|---|
| Number of valid postal ballot forms received | 3470 | 3388 | 3390 | 3387 | 3385 |
| Votes in favour of the Resolution | 39333044 | 39207904 | 39209969 | 39207386 | 39208881 |
| Votes against the Resolution | 29105 | 27959 | 25823 | 28386 | 26458 |
| Number of invalid postal ballot forms received | 73 | 72 | 70 | 73 | 71 |

The shareholders have, therefore, approved these resolutions with requisite majority.

BKSingh

Place : Mumbai
Date : 22nd December, 2007

**Dr. Bharat K. Singh**
**Managing Director**

END

**Corporate Finance Division : ADITYA BIRLA NUVO LTD.**
A-4, Aditya Birla Centre, S.K. Ahire Marg, Worli, Mumbai 400 030. Tel: 91-22-6652 5000 / 2499 5000 Fax: 91-22-6652 5821 / 2499 5821 E-mail: nuvocfd@adityabirla.com
Registered Office : Indian Rayon Compound, Veraval - 362 266, Gujarat. Website : www.adityabirlanuvo.co.in / www.adityabirla.com